ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 19, 2010	Paul M. Kinsella
617-951-7000
617-951-7050 fax
paul.kinsella@ropesgray.com
VIA EDGAR
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Genzyme Corporation
Schedule 14D-9
Filed on October 7, 2019
File No. 005-37205
Dear Mr. Orlic,
     On behalf of Genzyme Corporation, a Massachusetts corporation (the “Company”), we are writing in response to the comment letter, dated October 14, 2010 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Solicitation/Recommendation Statement on Schedule 14D-9, filed on October 7, 2010 (as amended, the “Schedule 14D-9”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the original Schedule
14D-9. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule 14D-9.

Interest in Securities of the Subject Company, page 33
1.	We note disclosure regarding your $1 billion accelerated share repurchase program, with Goldman Sachs as counterparty. Please confirm that there have been no transactions associated with this program during the past 60 days, or provide the disclosure required by Item 1008(b) of Regulation M-A.
Company Response: As disclosed in the Company’s Current Report on Form 8-K filed on June 23, 2010, on June 17, 2010, the Company entered into agreements (“ASR Agreements”) with Goldman, Sachs & Co. (“Goldman Sachs”) to effect an accelerated repurchase of shares of the Company’s common stock (“Shares”). Pursuant to the ASR Agreements, on June 22, 2010, the Company paid $1 billion to Goldman Sachs to purchase all of the Shares contemplated under the ASR Agreements. On June 22, 2010, Goldman Sachs delivered to the Company approximately 15.5 million Shares. On October 18, 2010, the calculation period for the accelerated share repurchase program ended, and, in connection with final settlement under the ASR Agreements, Goldman Sachs is expected to deliver to the Company approximately 100,000 additional Shares. No additional payment will be made by the Company to Goldman Sachs for those additional Shares. The Company committed to purchasing the Shares under the ASR Agreements on June 17, 2010, and paid for those Shares on June 22, 2010. Accordingly, there were no transactions associated with the accelerated share repurchase program during the 60 days prior to the filing date of the original Schedule 14D-9 that are required to be disclosed pursuant to Item 1008(b) of Regulation M-A.
2.	Please provide us with your analysis under Rule 13e-1 with respect to this program.
Company Response: Please refer to the Company’s response to Comment #1. As the Company committed to purchasing the Shares under its accelerated share repurchase program on June 17, 2010, and paid in full for the Shares on June 22, 2010, the Company, does not believe Rule 13e-1 of the Exchange Act is applicable to this program.
The Solicitation or Recommendation
Reasons for the Recommendation of the Company Board, page 29
3.	The disclosure in this section refers to a variety of factors considered by the board of directors in reaching its recommendation that security holders reject the offer. However, Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A require that actual reasons be cited to explain why an unfavorable recommendation is being made. Please revise this section to expressly state reasons that in fact support the board of director’s decision to recommend that security holders reject the offer.

Company Response: The items disclosed as “factors” in Item 4 of the Schedule 14D-9 were the material reasons considered by the Company’s board of directors in making its recommendation to the Company’s shareholders. The Company used the words “reasons” and “factors” interchangeably and does not believe that the disclosure needs to be modified. In Item 4 of the Schedule 14D-9, there are multiple references to the “reasons” for the recommendation of the Company’s board of directors, and the list of “factors” is set forth under the sub-heading “Reasons for the Recommendation of the Company Board.” Although the Company believes that, in common parlance, “reasons” and “factors” are understood to have similar meanings, the Company undertakes to not use the term “factors” when referring to “reasons” in future filings.
4.	We note your references to presentations by your financial advisors. Notwithstanding the absence of a specific item requirement in Schedule 14D-9, please advise what consideration has been given to summarizing the advisors’ bases for and methods of arriving at their findings and attaching as an exhibit any written analyses or presentation materials used in issuing their advisory opinions. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.
Company Response: The Company has given consideration to the appropriateness of summarizing in the Schedule 14D-9 the bases for and methods of arriving at the inadequacy opinions rendered by the Company’s financial advisors, Credit Suisse Securities LLC (USA) and Goldman Sachs (the “Financial Advisors”), to the Company’s board of directors, as well as whether it would be appropriate to attach to the Schedule 14D-9 any written analyses or presentation materials used by the Financial Advisors in connection with rendering their inadequacy opinions. After consulting with the Company’s outside counsel and counsel to the Company’s independent directors, as well as engaging in discussions with the Company’s Financial Advisors and their counsel, the Company has concluded that it is not appropriate to provide such summaries or to attach analyses or presentation materials to the Schedule 14D-9.
The Company believes that the description of the inadequacy opinions in the Schedule 14D-9 satisfies all relevant legal requirements and is consistent with past practice in the context of unsolicited (hostile) tender offers. The Company does not believe that additional disclosures are necessary to make the statements made in the Schedule 14D-9, in light of the circumstances under which they are made, not materially misleading. The Company believes the Schedule 14D-9 is complete and includes extensive disclosure regarding the reasons for the recommendation of the Company’s board of directors. Moreover, complete copies of the inadequacy opinions provided to the Company’s board of directors by the Financial Advisors were attached to the Schedule 14D-9 mailed to Company shareholders. The Company respectfully submits that no additional disclosure in this regard is necessary to make the included disclosure materially complete.
Based on a review of relevant precedent, the Company is not aware of any Schedule 14D-9 filed by a target company subject to a non-Schedule 13E-3 hostile tender offer where disclosure was included in a Schedule 14D-9 regarding the bases for and the methods of arriving at the inadequacy opinions of the target company’s financial advisors (or where written analyses or presentation materials used by the financial advisors were attached to the Schedule 14D-9) while the offer remained hostile. See, for example, the Schedules 14D-9 and amendments filed by (1)

Airgas Inc. in connection with the tender offer made by Air Products & Chemicals Inc., (2) Casey’s General Stores in connection with the tender offer by Alimentation Couche-Tard, and (3) Facet Biotech Corporation in connection with the tender offer by Biogen Idec Inc.
* * *
     Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (617) 951-7921.
Best regards,
/s/ Paul M. Kinsella

Paul M. Kinsella
Ropes & Gray LLP